SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) Or 13(e)(1)

of The Securities Exchange Act of 1934

FINAL AMENDMENT

ADVANTAGE ADVISERS XANTHUS FUND, L.L.C.

(Name of Issuer)

ADVANTAGE ADVISERS XANTHUS FUND, L.L.C.

(Name of Person(s) Filing Statement)

LIMITED LIABILITY COMPANY INTERESTS

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Bryan McKigney

Advantage Advisers Xanthus Fund, L.L.C.

85 Broad Street

24th Floor

New York, New York 10004

(212) 667-4225

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)

With a copy to:
Pamela Poland Chen

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

(212) 446-4800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed on November 15, 2024 by Advantage Advisers Xanthus Fund, L.L.C. (the “Fund”) in connection with an offer by the Fund to purchase up to $638.98 million of interests in the Fund (“Interests”) on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits B and C to the Statement on November 15, 2024.

This is the final amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

The following information is furnished pursuant to Rule 13e-4(c)(4):

1.	The Offer expired at 12:00 midnight, Eastern Time, on December 13, 2024.

2.	The Valuation Date of the Interests tendered pursuant to the Offer was December 31, 2024.

3.	$114,285,162.93 in Interests were validly tendered and not withdrawn prior to the expiration of the Offer, and all of those Interests were accepted for purchase and paid by the Fund in accordance with the terms of the Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ADVANTAGE ADVISERS XANTHUS FUND, L.L.C.

By:	/s/ Bryan McKigney
	Name:	Bryan McKigney
	Title:	Authorized Signatory

February 4, 2025